UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated August 5, 2021

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  STMicroelectronics N.V.’s Second Quarter and First Half ended July 3, 2021:

•	Operating and Financial Review and Prospects;
•

Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three and six months ended July 3, 2021; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes‑Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three and six months ended July 3, 2021 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 24, 2021 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward‑looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward‑looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward‑Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20‑F. We assume no obligation to update the forward‑looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Interim Consolidated Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.
•

Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three and six months ended July 3, 2021 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the third quarter of 2021.

•	Other Developments.
•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and six months ended July 3, 2021, as well as segment information.
•	Legal Proceedings.
•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•	Impact of Recently Issued U.S. Accounting Standards.
•	Backlog and Customers, discussing the level of backlog and sales to our key customers.
•	Disclosure Controls and Procedures.
•	Cautionary Note Regarding Forward-Looking Statements.

At STMicroelectronics N.V. (“ST” or the “Company”), we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first half of 2021 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2020.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2021 ended on April 3 and the second quarter ended on July 3. The third quarter will end on October 2 and the fourth quarter will end on December 31, 2021. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2020 and 2021.

	Q1	Q2	Q3	Q4
	Days
2020	88	91	91	96
2021	93	91	91	90

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	July 3, 2021	April 3, 2021	June 27, 2020	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$2,992	$3,016	$2,087	(0.8)%	43.4%
Gross profit	1,212	1,175	730	3.1	66.1
Gross margin as percentage of net revenues	40.5%	39.0%	35.0%	150 bps	550 bps
Operating income	489	440	106	11.1	358.8
Operating margin as percentage of net revenues	16.3%	14.6%	5.1%	170 bps	1120 bps
Net income attributable to parent company	412	364	90	13.1	357.2
Earnings per share (Diluted)	$0.44	$0.39	$0.10	12.8%	340.0%

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues in the second quarter of 2021 increased sequentially by approximately 8% for the TAM and by approximately 6% for the SAM to reach approximately $134 billion and $63 billion, respectively. On a year-over-year basis, the TAM increased by approximately 29% and the SAM increased by approximately 37%.

Our second quarter 2021 net revenues amounted to $2,992 million, decreasing 0.8% sequentially, but 300 basis points above the mid-point of our released guidance. On a sequential basis, Automotive and Discrete Group (ADG) revenues increased 3.3%, with Power Discrete being the main contributor. Analog, Micro Electronic Mechanical Systems (“MEMS”) and Sensors Group (AMS) revenues decreased 6.5%, due to lower Imaging revenues. Microcontrollers and Digital ICs Group (MDG) revenues increased 1.2%, driven by higher sales of Microcontrollers.

On a year-over-year basis, second quarter net revenues increased 43.4%, with all product groups contributing to the increase. ADG revenues increased 48.2%, with both Automotive and Power Discrete increasing. AMS revenues increased 62.3%, with all sub-groups contributing and MDG revenues increased 22.3%, driven by higher sales of Microcontrollers.

Our revenue performance was below the performance of the SAM on a sequential basis but above the performance of the SAM on a year-over-year basis.

Our effective average exchange rate for the second quarter of 2021 was $1.19 for €1.00, compared to $1.19 in the first quarter of 2021 and $1.10 for €1.00 in the second quarter of 2020. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our second quarter of 2021 gross profit was $1,212 million and gross margin was 40.5%, about 100 basis points above the mid-point of our guidance. On a sequential basis, gross margin increased 150 basis points, mainly due to favorable pricing, better product mix and improved manufacturing efficiencies. Gross margin increased 550 basis points year-over-year, mainly driven by lower unloading charges, improved manufacturing efficiencies, favorable pricing and better product mix, partially offset by negative currency effects, net of hedging.

Our aggregated selling, general & administrative (SG&A) and research & development (R&D) expenses amounted to $767 million, compared to $769 million and $632 million in the prior and year-ago quarters, respectively. On a sequential basis, operating expenses remained substantially flat, positively impacted by lower number of calendar days (91 days in the second quarter of 2021 compared to 93 days in the first quarter of 2021). On a year-over-year basis, operating expenses increased mainly due to negative currency effects, net of hedging, and higher labor costs.

Other income and expenses, net, amounted to $42 million income, increasing by $8 million sequentially, mainly due to higher R&D funding. On a year-over-year basis, other income and expenses, net, increased by $30 million mainly due to higher R&D funding and lower incremental expenses associated with the COVID-19 pandemic.

In the second quarter of 2021, our operating income was $489 million, equivalent to 16.3% of net revenues, compared to $440 million in the previous quarter (14.6% of net revenues), and to $106 million (5.1% of net revenues) in the year-ago quarter. On a sequential basis, our operating income was positively impacted by improved gross margin profitability. On a year-over-year basis, the increase is mainly driven by the combining effect of higher volumes, favorable pricing and better product mix, lower unloading charges and improved manufacturing efficiencies, partially offset by higher labor costs and negative currency effects, net of hedging.

In the second quarter of 2021, our net cash from operating activities was $602 million, entirely covering our net payment for purchase of tangible, intangible and financial assets of $477 million, resulting in a positive free cash flow (non-U.S. GAAP measure) of $125 million. Our net cash and cash equivalents increased $295 million, including $205 million net proceeds from matured marketable securities and short-term deposits, partially offset by $35 million used in financing activities, mainly composed of $156 million used in the repurchase of common stock, $52 million of cash dividends paid to our shareholders, net of $182 million proceeds from the drawdown of our credit facility signed with Cassa Depositi e Prestiti SpA.

Our net financial position (non-U.S. GAAP measure) was $1.08 billion as at July 3, 2021 and reflected total liquidity of $4.25 billion and total financial debt of $3.17 billion.

Looking at the third quarter, we expect a revenue increase of approximately 7.0% sequentially, plus or minus 350 basis points. Gross margin is expected to be approximately 41.0%, plus or minus 200 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.19 = €1.00 for the 2021 third quarter and includes the impact of existing hedging contracts. The third quarter will close on October 2, 2021.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments

On July 1, we announced the launch of a share buy-back program of up to $1,040 million to be executed within a 3-year period. We intend to carry out the buy-back program and hold the shares bought back as treasury stock for the purpose of meeting our obligations in relation to our employee stock award plans and to support the potential settlement of our outstanding convertible bonds.

On June 25, we announced a strategic cooperation with the Renault Group on advanced power semiconductor products for electric and hybrid vehicles which will see us benefit from significant volumes guaranteed of power modules and wide bandgap power transistors to be supplied from 2026-2030.

On June 24, we signed an agreement with Tower Semiconductor (“Tower”) by which Tower will share a portion of the cleanroom of our new Agrate R3 300mm fab, which is currently under construction, in order to accelerate fab ramp-up to reach a high utilization level and scale.

On June 9, we announced that Benedetto Vigna, President of the Analog, MEMS and Sensors Group, has informed the Company that he will step down from his position on August 31, 2021 to become CEO of another company.

On May 27, we held our Annual General Meeting of Shareholders (AGM) in Schiphol, the Netherlands. The proposed resolutions, all approved by the Shareholders, were:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Dutch Authority for the Financial Markets (AFM) on March 25, 2021;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022;

•	The reappointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term to expire at the end of the 2024 AGM;
•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2024 AGM;
•	The adoption of an amended remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s Shareholder Rights Directive II (SRDII);
•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The adoption of a new 3-year Unvested Stock Award Plan for Management and Key Employees;
•	The authorization to the Managing Board, until the end of the 2022 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•

The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2022 AGM;

•	The discharge of the sole member of the Managing Board; and
•	The discharge of the members of the Supervisory Board.

On May 19, we announced the acquisition of the assets of Cartesiam, a French software company specialized in artificial intelligence development tools, and the transfer and integration of its employees. The transaction was closed on July 6, 2021.

On May 5, we announced the publication of our 24th sustainability report detailing the 2020 performance.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, R&D grants are allocated to our segments proportionally to the R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Second Quarter 2021 vs. First Quarter 2021 and Second Quarter 2020

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	July 3, 2021		April 3, 2021		June 27, 2020
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,985	99.8%	$3,011	99.8%	$2,084	99.9%
Other revenues	7	0.2	5	0.2	3	0.1
Net revenues	2,992	100.0	3,016	100.0	2,087	100.0
Cost of sales	(1,780)	(59.5)	(1,841)	(61.0)	(1,357)	(65.0)
Gross profit	1,212	40.5	1,175	39.0	730	35.0
Selling, general and administrative	(323)	(10.8)	(325)	(10.8)	(259)	(12.4)
Research and development	(444)	(14.8)	(444)	(14.7)	(373)	(17.9)
Other income and expenses, net	42	1.4	34	1.1	12	0.6
Impairment, restructuring charges and other related closure costs	2	—	—	—	(4)	(0.2)
Operating income	489	16.3	440	14.6	106	5.1
Interest expense, net	(8)	(0.2)	(9)	(0.3)	(4)	(0.2)
Other components of pension benefit costs	(3)	(0.1)	(2)	(0.1)	(3)	(0.1)
Gain (loss) on financial instruments, net	—	—	2	0.1	—	—
Income before income taxes and noncontrolling interest	478	16.0	431	14.3	99	4.7
Income tax expense	(65)	(2.2)	(66)	(2.2)	(8)	(0.4)
Net income	413	13.8	365	12.1	91	4.4
Net income attributable to noncontrolling interest	(1)	—	(1)	—	(1)	—
Net income attributable to parent company stockholders	$412	13.8%	$364	12.1%	$90	4.3%

Net revenues

	Three Months Ended			% Variation
	July 3, 2021	April 3, 2021	June 27, 2020	Sequential	Year Over Year
	(In millions)
Net sales	$2,985	$3,011	$2,084	(0.9)%	43.2%
Other revenues	7	5	3	48.0	146.7
Net revenues	$2,992	$3,016	$2,087	(0.8)%	43.4%

Sequentially, our second quarter 2021 net revenues decreased 0.8%, but 300 basis points above the mid-point of our released guidance. The sequential decrease resulted from lower volumes of approximately 5%, partially offset by an increase of approximately 4% in average selling prices, driven by a more favorable product mix and sales price increase.

On a year-over-year basis, net revenues increased 43.4% as a result of higher average selling prices of approximately 29%, mainly driven by a more favorable product mix and sales price increase, and higher volumes of approximately 14%.

Net revenues by product group

	Three Months Ended			% Variation
	July 3, 2021	April 3, 2021	June 27, 2020	Sequential	Year Over Year
	(In millions)
Automotive and Discrete Group (ADG)	$1,077	$1,043	$727	3.3%	48.2%
Analog, MEMS and Sensors Group (AMS)	1,013	1,083	624	(6.5)	62.3
Microcontrollers and Digital ICs Group (MDG)	897	886	733	1.2	22.3
Others	5	4	3	—	—
Total consolidated net revenues	$2,992	$3,016	$2,087	(0.8)%	43.4%

On a sequential basis, ADG revenues increased 3.3%, driven by an approximate 13% increase in average selling prices, mainly due to a more favorable product mix and higher selling prices, partially offset by lower volumes of approximately 10%. AMS revenues decreased 6.5% as a result of lower average selling prices of approximately 4%, mainly due to a less favorable product mix, and by lower volumes of approximately 3%. MDG revenues increased 1.2% due to higher volumes of approximately 3%, partially offset by lower average selling prices of approximately 2%, as a result of a less favorable product mix, partially offset by higher selling prices.

On a year-over-year basis, ADG revenues increased 48.2% due to higher average selling prices of approximately 47%, mainly due to a more favorable product mix and higher selling prices, and by higher volumes of approximately 1%. AMS revenues increased 62.3% compared to the year-ago period, driven by higher volumes of approximately 35% and higher average selling prices of approximately 27%, mainly due to a more favorable product mix. MDG revenues increased 22.3%, entirely due to higher volumes while average selling prices remained substantially flat.

Net Revenues by Market Channel (1)

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
OEM	64%	67%	66%
Distribution	36	33	34
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our second quarter net revenues in Distribution amounted to 36% of our total revenues, increasing from 33% and 34% in the prior and year-ago quarters, respectively.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	July 3, 2021	April 3, 2021	June 27, 2020	Sequential	Year Over Year
	(In millions)
Europe, Middle East, Africa ("EMEA")	$643	$627	$386	2.6%	66.7%
Americas	378	375	247	0.9	52.8
Asia Pacific	1,971	2,014	1,454	(2.2)	35.6
Total	$2,992	$3,016	$2,087	(0.8)%	43.4%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.

On a sequential basis, EMEA revenues grew 2.6%, mainly due to higher sales in Microcontrollers and Analog. Americas revenues increased 0.9%, mainly due to higher sales in Power Discrete. Asia Pacific revenues decreased 2.2%, mainly driven by lower sales in Imaging.

On a year-over-year basis, all regions registered double-digits revenue growth. EMEA revenues grew 66.7%, mainly driven by higher sales in Automotive and Microcontrollers. Americas revenues increased 52.8%, mainly due to higher sales in Automotive, Power Discrete and Microcontrollers. Asia Pacific revenues increased 35.6%, mainly due to higher sales in Imaging, Microcontrollers and Analog.

Gross profit

	Three Months Ended			Variation
	July 3, 2021	April 3, 2021	June 27, 2020	Sequential	Year Over Year
	(In millions)
Gross profit	$1,212	$1,175	$730	3.1%	66.1%
Gross margin (as percentage of net revenues)	40.5%	39.0%	35.0%	150 bps	550 bps

In the second quarter of 2021, gross margin was 40.5%, about 100 basis points above the mid-point of our guidance. On a sequential basis, gross margin increased 150 basis points, mainly due to favorable pricing, better product mix and improved manufacturing efficiencies.

On a year-over-year basis, gross margin increased 550 basis points, mainly driven by lower unloading charges, improved manufacturing efficiencies, favorable pricing and better product mix, partially offset by negative currency effects, net of hedging.

Operating expenses

	Three Months Ended			Variation
	July 3, 2021	April 3, 2021	June 27, 2020	Sequential	Year Over Year
	(In millions)
Selling, general and administrative	$(323)	$(325)	$(259)	0.6%	(24.7)%
Research and development	(444)	(444)	(373)	0.1	(18.7)
Total operating expenses	$(767)	$(769)	$(632)	0.3%	(21.4)%
As percentage of net revenues	25.6%	25.5%	30.3%	10 bps	-470 bps

The second quarter of 2021 operating expenses remained substantially flat at $767 million compared to $769 million in the previous quarter, positively impacted by lower number of calendar days (91 days in the second quarter of 2021 compared to 93 days in the first quarter of 2021).

On a year-over-year basis, operating expenses increased by 135 million, mainly due to negative currency effects, net of hedging, and higher labor costs.

As a percentage of revenues, our operating expenses amounted to 25.6% in the second quarter of 2021, increasing compared to 25.5% in the prior quarter and decreasing compared to 30.3% in the year-ago quarter.

R&D expenses were net of research tax credits, which amounted to $35 million in the second quarter of 2021, compared to $31 million and $30 million, in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Research and development funding	$43	$40	$29
Exchange gain (loss), net	1	2	1
Phase-out and start-up costs	—	—	(2)
Patent costs	(1)	(2)	(2)
Gain on sale of non-current assets	3	—	1
COVID-19 incremental costs	(4)	(5)	(15)
Other, net	—	(1)	—
Other income and expenses, net	$42	$34	$12
As percentage of net revenues	1.4%	1.1%	0.6%

In the second quarter of 2021, other income and expenses, net, amounted to $42 million income, increasing by $8 million sequentially, mainly due to higher R&D funding.

On a year-over-year basis, other income and expenses, net, increased by $30 million mainly due to higher R&D funding and lower incremental expenses associated with the COVID-19 pandemic.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Impairment, restructuring charges and other related closure costs	$2	$—	$(4)

In the second quarter of 2021, we recorded a $2 million reversal as an adjustment to accrued restructuring charges when compared to actual amounts paid.

In the first quarter of 2021, there were no significant impairment, restructuring charges and other related closure costs.

In the second quarter of 2020, we recorded $4 million of impairment, restructuring charges and other related closure costs, mainly consisting of impairment of licenses with no alternative future use.

Operating income

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Operating income	$489	$440	$106
As percentage of net revenues	16.3%	14.6%	5.1%

In the second quarter of 2021, operating income was $489 million, compared to an operating income of $440 million and $106 million in the prior and year-ago quarters, respectively.

On a sequential basis, our operating income was positively impacted by improved gross margin profitability.

On a year-over-year basis, the increase is mainly driven by the combining effect of higher volumes, favorable pricing and better product mix, lower unloading charges and improved manufacturing efficiencies, partially offset by higher labor costs and negative currency effects, net of hedging.

Operating income by product group

	Three Months Ended
	July 3, 2021		April 3, 2021		June 27, 2020
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$102	9.5%	$85	8.2%	$16	2.3%
Analog, MEMS and Sensors Group (AMS)	189	18.6	187	17.2	56	9.0
Microcontrollers and Digital ICs Group (MDG)	206	22.9	172	19.4	117	15.9
Total operating income of product segments	497	16.6	444	14.7	189	9.1
Others(1)	(8)	—	(4)	—	(83)	—
Total operating income	$489	16.3%	$440	14.6%	$106	5.1%

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

In the second quarter of 2021, ADG operating income was $102 million, increasing sequentially by $17 million. AMS operating income remained substantially flat at $189 million, compared to $187 million in the first quarter of 2021. MDG operating income increased by $34 million sequentially, reaching $206 million.

Compared to a year ago, ADG operating income increased by $86 million, mainly reflecting higher profitability in Automotive. AMS operating income increased by $133 million, with all sub-groups contributing to the increase. MDG operating income increased by $89 million, mainly due to Microcontrollers higher profitability.

Reconciliation to consolidated operating income

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Total operating income of product segments	$497	$444	$189
Impairment, restructuring charges and other related closure costs	2	—	(4)
Unused capacity charges	—	(2)	(64)
Other unallocated manufacturing results	(6)	4	(11)
Gain on sale of non-current assets	1	—	—
Strategic and other research and development programs and other non-allocated provisions(1)	(5)	(6)	(4)
Total operating income (loss) of Others	(8)	(4)	(83)
Total consolidated operating income	$489	$440	$106

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Interest expense, net	$(8)	$(9)	$(4)

In the second quarter of 2021, we recorded a net interest expense of $8 million, compared to a net interest expense of $9 million in the prior quarter and $4 million in the year-ago quarter. The second quarter net interest expense was composed of $13 million of interest expense on our borrowings and banking fees, partially offset by $5 million of interest income.

Net interest expense recorded in the second quarter of 2021 included a $11 million charge related to our senior unsecured convertible bonds, mainly non-cash, compared to a $11 million charge in the first quarter of 2021 and a $10 million charge in the second quarter of 2020.

Gain (loss) on financial instruments, net

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Gain (loss) on financial instruments, net	$—	$2	$—

During the first quarter of 2021, we recorded a $2 million gain on the sale of one of our non-strategic investments.

Income tax expense

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Income tax expense	$(65)	$(66)	$(8)

During the second quarter of 2021, we registered an income tax expense of $65 million, reflecting a 15% estimated annual effective tax rate in each of our jurisdictions, applied to the first six months of 2021 consolidated income before income taxes, similar to the actual annual tax rate of 2020.

Net income attributable to parent company

	Three Months Ended
	July 3, 2021	April 3, 2021	June 27, 2020
	(In millions)
Net income attributable to parent company stockholders	$412	$364	$90
As percentage of net revenues	13.8%	12.1%	4.3%

For the second quarter of 2021, we reported a net income attributable to parent company of $412 million, representing diluted earnings per share of $0.44, compared to $0.39 in the prior quarter and $0.10 in the prior-year quarter.

First Half of 2021 vs. First Half of 2020

The following table sets forth consolidated statements of operations data for the periods indicated:

	Six Months Ended
	July 3, 2021		June 27, 2020
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$5,995	99.8%	$4,312	99.9%
Other revenues	13	0.2	6	0.1
Net revenues	6,008	100.0	4,318	100.0
Cost of sales	(3,621)	(60.3)	(2,743)	(63.5)
Gross profit	2,387	39.7	1,575	36.5
Selling, general and administrative	(648)	(10.8)	(529)	(12.3)
Research and development	(888)	(14.8)	(748)	(17.3)
Other income and expenses, net	76	1.3	48	1.1
Impairment, restructuring charges and other related closure costs	2	0.1	(9)	(0.2)
Operating income	929	15.5	337	7.8
Interest expense, net	(16)	(0.3)	(3)	—
Other components of pension benefit costs	(5)	(0.1)	(6)	(0.2)
Gain (loss) on financial instruments, net	2	—	—	—
Income before income taxes and noncontrolling interest	910	15.1	328	7.6
Income tax expense	(131)	(2.1)	(47)	(1.1)
Net income	779	13.0	281	6.5
Net income attributable to noncontrolling interest	(3)	(0.1)	1	—
Net income attributable to parent company stockholders	$776	12.9%	$282	6.5%

Net revenues

	Six Months Ended
	July 3, 2021	June 27, 2020	% Variation
	(In millions)
Net sales	$5,995	$4,312	39.0%
Other revenues	13	6	96.8%
Net revenues	$6,008	$4,318	39.1%

Our first half 2021 net revenues increased 39.1% compared to the year‑ago period, as a result of an approximate 28% increase in volume and an approximate 11% increase in average selling prices, mainly due to a more favorable product mix.

Net revenues by product group

	Six Months Ended
	July 3, 2021	June 27, 2020	% Variation
	(In millions)
Automotive and Discrete Group (ADG)	$2,119	$1,480	43.2%
Analog, MEMS and Sensors Group (AMS)	2,096	1,476	42.0
Microcontrollers and Digital ICs Group (MDG)	1,783	1,356	31.5
Others	10	6	—
Total consolidated net revenues	$6,008	$4,318	39.1%

By product group, the first half of 2021 ADG revenues were up 43.2% with higher average selling prices of approximately 22%, mainly due to more favorable product mix, and higher volumes of approximately 21%. AMS revenues increased 42.0%, due to higher volumes of approximately 37% and more favorable average selling prices of approximately 5%, mainly as a result of a better product mix. MDG revenues increased 31.5% compared to the prior period, entirely driven by higher volumes.

Net Revenues by Market Channel (1)

	Six Months Ended
	July 3, 2021	June 27, 2020
OEM	66%	71%
Distribution	34	29
Total	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, Distribution reached 34% share of total revenues in the first half of 2021, compared to approximately 29% in the first half of 2020.

Net Revenues by Location of Shipment (1)

	Six Months Ended
	July 3, 2021	June 27, 2020	% Variation
	(In millions)
EMEA	$1,269	$885	43.4%
Americas	753	531	41.8
Asia Pacific	3,986	2,902	37.3
Total	$6,008	$4,318	39.1%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, EMEA revenues grew 43.4%, mainly driven by higher sales in Automotive and Microcontrollers. Americas revenues increased 41.8%, mainly due to higher sales in Power Discrete, Automotive and Microcontrollers. Asia Pacific revenues increased 37.3% with all sub-groups except RFC contributing to the increase.

Gross profit

	Six Months Ended
	July 3, 2021	June 27, 2020	Variation
	(In millions)
Gross profit	$2,387	$1,575	51.5%
Gross margin (as percentage of net revenues)	39.7%	36.5%	320 bps

Gross margin was 39.7% for the first half of 2021, increasing by approximately 320 basis points compared to the year‑ago period, mainly due to more favorable product mix, lower unloading charges and higher manufacturing efficiencies.

Operating expenses

	Six Months Ended
	July 3, 2021	June 27, 2020	Variation
	(In millions)
Selling, general and administrative expenses	$(648)	$(529)	(22.5)%
Research and development expenses	(888)	(748)	(18.7)
Total operating expenses	$(1,536)	$(1,277)	(20.3)%
As percentage of net revenues	25.6%	29.5%	-390 bps

Our operating expenses increased compared to the year-ago period, mainly due to unfavorable currency effects, net of hedging, higher labor costs and higher number of calendar days (184 days in the first half of 2021 compared to 179 days in the first half of 2020).

Total R&D expenses were net of research tax credits, which amounted to $66 million in the first half of 2021 and $58 million in the first half of 2020.

Other income and expenses, net

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Research and development funding	$84	$60
Exchange gain (loss), net	3	4
Phase-out and start-up costs	—	(7)
Patent costs	(3)	(3)
Gain on sale of non-current assets	3	12
COVID-19 incremental costs	(9)	(17)
Other, net	(2)	(1)
Other income and expenses, net	$76	$48
As percentage of net revenues	1.3%	1.1%

In the first half of 2021, we recognized other income, net, of $76 million, increasing compared to $48 million in the first half of 2020. The increase was mainly due to higher income from R&D funding and lower expenses associated with the COVID-19 pandemic.

Impairment, restructuring charges and other related closure costs

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Impairment, restructuring charges and other related closure costs	$2	$(9)

In the first half of 2021, we recorded a $2 million reversal as an adjustment to accrued restructuring charges when compared to actual amounts paid.

In the first half of 2020, we recorded $9 million of impairment, restructuring charges and other related closure costs, mainly composed of $5 million restructuring charges in association with the restructuring plan in Bouskoura, Morocco and $4 million consisting of impairment of licenses with no alternative future use.

Operating income

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Operating income	$929	$337
As percentage of net revenues	15.5%	7.8%

Operating income in the first half of 2021 increased by $592 million to $929 million, compared to the prior year period, mainly as a result of higher volumes, more favorable product mix, lower unloading charges and improved manufacturing efficiencies, partially offset by higher labor costs and negative currency effects, net of hedging.

Operating income by product group

	Six Months Ended
	July 3, 2021		June 27, 2020
	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$188	8.9%	$39	2.6%
Analog, MEMS and Sensors Group (AMS)	376	17.9	233	15.8
Microcontrollers and Digital ICs Group (MDG)	377	21.2	188	13.9
Total operating income of product segments	941	15.7	460	10.7
Others(1)	(12)	—	(123)	—
Total operating income	$929	15.5%	$337	7.8%

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

In the first half of 2021, ADG operating income increased by $149 million to $188 million, with higher profitability of both Automotive and Power Discrete. AMS operating income was $376 million, increasing by $143 million with all sub-groups contributing to the increase. MDG operating income was $377 million and increased by $189 million compared to the prior quarter mainly due to Microcontrollers.

Reconciliation to consolidated operating income

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Total operating income of product segments	$941	$460
Impairment, restructuring charges and other related closure costs	2	(9)
Unused capacity charges	(2)	(98)
Other unallocated manufacturing results	(1)	(15)
Gain on sale of non-current assets	1	10
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(11)
Total operating loss of Others	(12)	(123)
Total consolidated operating income	$929	$337

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Interest expense, net	$(16)	$(3)

In the first half of 2021, net interest expense on our borrowings and banking fees was $16 million, comprised of $25 million interest expense, of which $21 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our 2017 and 2020 Senior Unsecured Convertible Bonds, partially offset by $9 million of interest income.

In the first half of 2020, net interest expense on our borrowings and banking fees was $3 million, comprised of $25 million interest expense, of which $19 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our 2017 Senior Unsecured Convertible Bonds, partially offset by $22 million of interest income.

Gain (loss) on financial instruments, net

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Gain (loss) on financial instruments, net	$2	$—

During the first half of 2021, we recorded a $2 million gain on the sale of one of our non-strategic investments.

Income tax expense

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Income tax expense	$(131)	$(47)

During the first half of 2021, we registered an income tax expense of $131 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first half of 2021 consolidated result before taxes.

In the first half of 2020, we registered an income tax expense of $47 million.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. In addition, our annual income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income attributable to parent company

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Net income attributable to parent company stockholders	$776	$282
As percentage of net revenues	12.9%	6.5%

For the first half of 2021, we reported net income of $776 million, representing diluted earnings per share of $0.84, compared to a net income of $282 million in the prior period, representing diluted earnings per share of $0.31.

Legal Proceedings

For a discussion of legal proceedings, see Note 27 Contingencies, Claims and Legal Proceedings to our Unaudited Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar, such as Euro-denominated sales, and consequently, are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when translated into U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Eurozone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our Unaudited Interim Consolidated Statements of Income, in particular with respect to a portion of cost of sales, most of R&D expenses and certain SG&A expenses, located in the Eurozone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).

Our unaudited interim consolidated statements of income for the six months ended July 3, 2021 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts settled during the period. Our effective average exchange rate for the second quarter of 2021 was $1.19 for €1.00, compared to $1.19 for €1.00 in the first quarter of 2021 and $1.10 for €1.00 in the second quarter of 2020. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As at July 3, 2021, the outstanding hedged amounts were €834 million to cover manufacturing costs and €545 million to cover operating expenses, both at an average exchange rate of approximately $1.22 for €1.00 (considering the collars at upper strike), maturing from July 7, 2021 to June 1, 2022. As at July 3, 2021, measured in respect to the exchange rate at period closing of about $1.18 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $17 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statement of equity, compared to a deferred gain of approximately $57 million before tax at December 31, 2020.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as at July 3, 2021, the outstanding hedged amounts were SGD 163 million at an average exchange rate of approximately SGD 1.34 to $1.00 maturing from July 8, 2021 to June 2, 2022. As at July 3, 2021, these outstanding hedging contracts resulted in a deferred loss of less than $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred gain of approximately $4 million before tax at December 31, 2020.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the second quarter of 2021, as a result of our cash flow hedging, we recycled to earnings a gain of $13 million, of which approximately $9 million impacted cost of sales, $3 million impacted research and development and $1 million impacted selling, general and administrative expenses, while in the comparable quarter in 2020, we recorded a loss of $17 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $1 million recorded in “Other income and expenses, net” in our unaudited interim consolidated statements of income for the second quarter of 2021.

The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of these currency translations have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the consolidated statements of equity. At July 3, 2021, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20‑F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our interim consolidated statements of income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities and interest expense recorded on our financial liabilities (including the sale without recourse of receivables, if any), non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At July 3, 2021 our total financial resources, including cash and cash equivalents, short-term deposits and matured marketable securities, generated an average interest income annual rate of 0.23%. At the same date, the average interest annual rate on our outstanding debt was 1.43% including the non-cash effective interest of the senior unsecured convertible bonds issued on July 3, 2017 and on August 4, 2020, while the average coupon interest rate was only 0.09%.

Impact of Changes in Equity Prices

As at July 3, 2021, we did not hold any significant investments in equity securities with a material exposure to equity price risk. However, on these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 20 to our Unaudited Interim Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2021, our cash and cash equivalents increased by $743 million. The components of the net cash increase for the comparable period are set forth below:

	Six Months Ended
	July 3, 2021	June 27, 2020
	(In millions)
Net cash from operating activities	$1,285	$786
Net cash used in investing activities	(685)	(1,330)
Net cash from (used in) financing activities	147	(260)
Effect of changes in exchange rates	(4)	(3)
Net cash increase (decrease)	$743	$(807)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2021 was $1,285 million, increasing compared to $786 million in the prior-year period mainly due to higher net income.

Net cash used in investing activities. Investing activities used $685 million of cash in the first half of 2021, decreasing compared to $1,330 million in the prior-year period, mainly due to lower net investments in short-term deposits of $766 million and proceeds from matured marketable securities of $132 million, partially offset by higher payments for purchase of tangible assets, net of proceeds from sale, which totaled $843 million in the first half of 2021 compared to $578 million in the prior-year period.

Net cash from (used in) financing activities. Net cash from financing activities was $147 million for the first half of 2021, compared to $260 million used in the first half of 2020, and consisted mainly of $406 million proceeds from the partial drawdown of our credit facility signed with the EIB and $182 million proceeds from the drawdown of our credit facility signed with Cassa Depositi e Prestiti SpA, partially offset by $313 million repurchase of common stock, $90 million of dividends paid to stockholders and $30 million repayment of long-term debt.

Free Cash Flow (non-U.S. GAAP measure)

We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities, and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions. We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with net cash increase (decrease) by including the payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined from our consolidated statements of cash flows as follows:

	Three Months Ended	Six Months Ended
	July 3, 2021	July 3, 2021	June 27, 2020
	(In millions)
Net cash from operating activities	$602	$1,285	$786
Net cash used in investing activities	(272)	(685)	(1,330)
Excluding:
Payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits	(205)	(213)	685
Payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions(1)	(477)	(898)	(645)
Free Cash Flow (non-U.S. GAAP measure)	$125	$387	$141

(1)

Reflects the total of the following line items reconciled with our consolidated statements of cash flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for financial assets, Proceeds from sale of financial assets and Payment for business acquisitions, net of cash acquired.

Free Cash Flow increased in the first half of 2021 compared to the year-ago period, mainly due to higher cash from operating activities, partially offset by higher payments for purchase of tangible assets.

Net Financial Position (non-U.S. GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined from our Consolidated Balance Sheets as follows:

	As at
	July 3, 2021	December 31, 2020	June 27, 2020
	(In millions)
Cash and cash equivalents	$3,749	$3,006	$1,800
Short-term deposits	500	581	687
Marketable securities	—	133	134
Total liquidity	4,249	3,720	2,621
Short-term debt	(872)	(795)	(879)
Long-term debt	(2,296)	(1,826)	(1,172)
Total financial debt	(3,168)	(2,621)	(2,051)
Net Financial Position (non-U.S. GAAP measure)	$1,081	$1,099	$570

Our Net Financial Position as at July 3, 2021 was $1,081 million, decreasing compared to $1,099 million as at December 31, 2020 and increasing compared to $570 million as at June 27, 2020.

Cash and cash equivalents amounted to $3,749 million as at July 3, 2021.

Short-term deposits amounted to $500 million as at July 3, 2021 and consisted of available liquidity with original maturity over three months.

Marketable securities, which consisted of U.S. Treasury Bonds classified as available-for-sale, reached maturity in the second quarter of 2021.

Financial debt was $3,168 million as at July 3, 2021 and was composed of (i) $872 million of short-term debt and (ii) $2,296 million of long‑term debt. The breakdown of our total financial debt included (i) $928 million in European Investment Bank (“EIB”) loans, (ii) $177 million in Cassa Depositi e Prestiti SpA loan, (iii) $2,060 million in the senior unsecured convertible bonds, and (iv) $3 million in loans from other funding programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was fully drawn in U.S. dollars for an amount of $471 million, of which $59 million was outstanding as at July 3, 2021. The second, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $473 million was outstanding as at July 3, 2021. The third, signed in 2020, is a €500 million facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. It was partially drawn in the first quarter of 2021 for an amount of €335 million, representing $396 million outstanding as at July 3, 2021, and the remaining undrawn portion of €165 million will be drawn in the third quarter of 2021.

In June 2021, we signed a new Facility Agreement with Cassa Depositi e Prestiti SpA for an amount of €150 million, fully drawn in Euros, of which $177 million was outstanding as at July 3, 2021.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of the Company, for net proceeds of $1,502 million. The 2017 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price is $20.54 on each tranche corresponding approximately to 36.5 million underlying shares per tranche. The 2017 Senior Unsecured Convertible Bonds are convertible by the bondholders or callable by us, following contractual terms and schedule, if certain conditions are satisfied. Under the terms of the 2017 Senior Unsecured Convertible Bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Upon initial recognition, the proceeds were allocated between debt and equity by determining first the fair value of the liability component using an income approach.

The call option available to us for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on the full Tranche A. As we elected to net share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the 2017 Senior Unsecured Convertible Bonds, which determined the actual number of shares to be transferred upon each conversion. We settled Tranche A of the 2017 Senior Unsecured Convertible Bonds upon conversion by redeeming through cash the $750 million principal amount and by settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was fully completed as at October 1, 2020.

In the second quarter of 2021, we released an optional redemption notice to inform bondholders of our intention to early redeem the Tranche B bonds on July 26, 2021. As a consequence, all bondholders have exercised their conversion rights as at July 9, 2021. Each conversion will follow the process defined in the original terms and conditions of the convertible bonds, which will determine the actual consideration to be transferred to the bondholders, either in cash, shares, or a mix of both, depending on the settlement basis we elect for each conversion. No conversions were effectively settled as at the end of the second quarter of 2021. The settlement will consequently be reported in the third quarter of 2021, when the consideration is measured and transferred to the bondholders.

On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). The conversion price is $43.62 on Tranche A and $45.10 on Tranche B. The 2020 Senior Unsecured Convertible Bonds are convertible by the bondholders if certain conditions are satisfied. Under the terms of the 2020 Senior Unsecured Convertible Bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted of $1,567 million.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $772 million as at July 3, 2021.

As at July 3, 2021, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2021	2022	2023	2024	2025	Thereafter
	(In millions)
Long-term debt (including current portion)	$3,359	$854	$129	$129	$129	$879	$1,239

In the table above, Tranche B of our 2017 Senior Unsecured Convertible Bonds are presented at their nominal value for a settlement in 2021. Our 2020 Senior Unsecured Convertible Bonds are presented at their nominal value with original maturity date of 2025 for Tranche A and 2027 for Tranche B in line with contractual terms.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa3” with positive outlook; Fitch: “BBB” with stable outlook.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. To support the strong market demand and our strategic initiatives, we plan to invest about $2.1 billion in capital expenditures in 2021. A portion of these capital expenditures will be devoted to support strategic initiatives: (i) in Agrate, Italy the progression of the new 300 mm fab to support next generation mixed signal and power technologies; (ii) R&D for GaN power technologies in Tours 200 mm and prototyping for GaN RF devices in Catania 150 mm and (iii) investments for Silicon Carbide substrates activities following the Norstel acquisition. In addition to our strategic initiatives, our main capital investment in front-end is in (i) our 300 mm fab in Crolles, optimizing existing infrastructures and extending the cleanroom to support production ramp up on our main runner technologies; (ii) increase capacity for SiC Power Mosfet in our Catania and Singapore facilities; and (iii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation in some of our most advanced 200 mm fabs including the Singapore fab we acquired from Micron. The most important 2021 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology and Automotive related packages, next generation optical sensing technologies and the new generation of Intelligent Power Modules for Automotive and Industrial applications; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings, in part to support our commitment to be carbon neutral in 2027. We will invest in overall capacity adjustment in final testing and wafers probing (EWS) to support demand and a changed product mix as well as invest in quality, safety, maintenance, productivity, cost savings and direct emission reduction plan in both 150 mm, 200 mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debt in line with maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.

Off‑Balance Sheet Arrangements

We had no material off‑balance sheet arrangements as at July 3, 2021.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Pronouncements to our Unaudited Interim Consolidated Financial Statements.

Backlog and Customers

During the second quarter of 2021, our booking plus net frame orders decreased compared to the first quarter of 2021. We entered the third quarter of 2021 with a backlog higher than the level we had when entering in the second quarter of 2021. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6‑K and Form 20‑F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended July 3, 2021, we have successfully migrated our accounting system to S/4HANA. This migration has not required significant changes to our system of internal controls.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward‑Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•

Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•

Legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

•

The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•

Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;

•

The duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	(Unaudited)
In million of U.S. dollars except per share amounts	July 3, 2021	June 27, 2020
Net sales	5,995	4,312
Other revenues	13	6
Net revenues	6,008	4,318
Cost of sales	(3,621)	(2,743)
Gross profit	2,387	1,575
Selling, general and administrative	(648)	(529)
Research and development	(888)	(748)
Other income and expenses, net	76	48
Impairment, restructuring charges and other related closure costs	2	(9)
Operating income	929	337
Interest expense, net	(16)	(3)
Other components of pension benefit costs	(5)	(6)
Gain (loss) on financial instruments, net	2	—
Income before income taxes and noncontrolling interest	910	328
Income tax expense	(131)	(47)
Net income	779	281
Net (income) loss attributable to noncontrolling interest	(3)	1
Net income attributable to parent company stockholders	776	282

Earnings per share (Basic) attributable to parent company stockholders	0.86	0.32
Earnings per share (Diluted) attributable to parent company stockholders	0.84	0.31

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	(Unaudited)
In million of U.S. dollars except per share amounts	July 3, 2021	June 27, 2020
Net sales	2,985	2,084
Other revenues	7	3
Net revenues	2,992	2,087
Cost of sales	(1,780)	(1,357)
Gross profit	1,212	730
Selling, general and administrative	(323)	(259)
Research and development	(444)	(373)
Other income and expenses, net	42	12
Impairment, restructuring charges and other related closure costs	2	(4)
Operating income	489	106
Interest expense, net	(8)	(4)
Other components of pension benefit costs	(3)	(3)
Income before income taxes and noncontrolling interest	478	99
Income tax expense	(65)	(8)
Net income	413	91
Net income attributable to noncontrolling interest	(1)	(1)
Net income attributable to parent company stockholders	412	90

Earnings per share (Basic) attributable to parent company stockholders	0.46	0.10
Earnings per share (Diluted) attributable to parent company stockholders	0.44	0.10

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended
	(Unaudited)
In million of U.S. dollars	July 3, 2021	June 27, 2020
Net income	779	281
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(88)	(11)
Foreign currency translation adjustments	(88)	(11)
Net unrealized gains (losses) arising during the period	(1)	1
Net unrealized gains (losses) on securities	(1)	1
Net unrealized (losses) gains arising during the period	(38)	(12)
Less: reclassification adjustment for (gains) losses included in net income	(31)	22
Net unrealized gains (losses) on derivatives	(69)	10
Net gains (losses) arising during the period	6	6
Defined benefit pension plans	6	6
Other comprehensive income (loss), net of tax	(152)	6
Comprehensive income (loss)	627	287
Less: comprehensive income (loss) attributable to noncontrolling interest	3	(1)
Comprehensive income (loss) attributable to the company's stockholders	624	288

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
	(Unaudited)
In million of U.S. dollars	July 3, 2021	June 27, 2020
Net income	413	91
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	18	39
Foreign currency translation adjustments	18	39
Net unrealized gains (losses) arising during the period	—	(1)
Net unrealized gains (losses) on securities	—	(1)
Net unrealized (losses) gains arising during the period	3	14
Less: reclassification adjustment for (gains) losses included in net income	(11)	15
Net unrealized gains (losses) on derivatives	(8)	29
Net gains (losses) arising during the period	3	4
Defined benefit pension plans	3	4
Other comprehensive income (loss), net of tax	13	71
Comprehensive income (loss)	426	162
Less: comprehensive income (loss) attributable to noncontrolling interest	1	1
Comprehensive income (loss) attributable to the company's stockholders	425	161

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

In million of U.S. dollars, except share amounts	July 3, 2021	December 31, 2020
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	3,749	3,006
Short-term deposits	500	581
Marketable securities	-	133
Trade accounts receivable, net	1,571	1,465
Inventories	1,970	1,841
Other current assets	650	584
Total current assets	8,440	7,610
Goodwill	322	330
Other intangible assets, net	442	445
Property, plant and equipment, net	5,037	4,596
Non-current deferred tax assets	688	739
Long-term investments	10	10
Other non-current assets	576	724
	7,075	6,844
Total assets	15,515	14,454

Liabilities and equity
Current liabilities:
Short-term debt	872	795
Trade accounts payable	1,366	1,166
Other payables and accrued liabilities	975	966
Dividends payable to stockholders	168	42
Accrued income tax	95	84
Total current liabilities	3,476	3,053

Long-term debt	2,296	1,826
Post-employment benefit obligations	497	506
Long-term deferred tax liabilities	57	75
Other long-term liabilities	473	488
	3,323	2,895
Total liabilities	6,799	5,948

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,264,420 shares issued, 903,271,713 shares outstanding)	1,157	1,157
Additional paid-in-capital	3,174	3,062
Retained earnings	4,053	3,599
Accumulated other comprehensive income	571	723
Treasury stock	(300)	(93)
Total parent company stockholders' equity	8,655	8,448
Noncontrolling interest	61	58
Total equity	8,716	8,506

Total liabilities and equity	15,515	14,454

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2019 (Audited)	1,157	2,992	(328)	2,747	475	68	7,111
Repurchase of common stock			(125)				(125)
Stock-based compensation expense		69	81	(81)			69
Comprehensive income (loss):
Net income (loss)				282		(1)	281
Other comprehensive income (loss), net of tax					6		6
Comprehensive income (loss)							287
Dividends, $0.168 per share				(151)			(151)
Balance as of June 27, 2020 (Unaudited)	1,157	3,061	(372)	2,797	481	67	7,191

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2020 (Audited)	1,157	3,062	(93)	3,599	723	58	8,506
Repurchase of common stock			(313)				(313)
Stock-based compensation expense		112	106	(106)			112
Comprehensive income (loss):
Net income (loss)				776		3	779
Other comprehensive income (loss), net of tax					(152)		(152)
Comprehensive income (loss)							627
Dividends, $0.24 per share				(216)			(216)
Balance as of July 3, 2021 (Unaudited)	1,157	3,174	(300)	4,053	571	61	8,716

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	(Unaudited)
In million of U.S. dollars	July 3, 2021	June 27, 2020
Cash flows from operating activities:
Net income	779	281
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	514	434
Interest and amortization of issuance costs on convertible bonds	22	19
Gain on financial instruments, net	(2)	—
Non-cash stock-based compensation	112	69
Other non-cash items	(62)	(56)
Deferred income tax	26	(8)
Impairment, restructuring charges and other related closure costs, net of cash payments	(3)	5
Changes in assets and liabilities:
Trade receivables, net	(114)	211
Inventories	(155)	(271)
Trade payables	68	102
Other assets and liabilities, net	100	—
Net cash from operating activities	1,285	786

Cash flows used in investing activities:
Payment for purchase of tangible assets	(844)	(580)
Proceeds from sale of tangible assets	1	2
Proceeds from matured marketable securities	132	—
Net proceeds (investment) in short-term deposits	81	(685)
Payment for purchase of intangible assets	(43)	(36)
Payment for financial assets	(14)	—
Proceeds from sale of financial assets	2	—
Payment for business acquisitions, net of cash acquired	—	(31)
Net cash used in investing activities	(685)	(1,330)

Cash flows from (used in) financing activities:
Proceeds from long-term debt	589	1
Repayment of long-term debt	(30)	(40)
Repurchase of common stock	(313)	(125)
Dividends paid to stockholders	(90)	(90)
Payment of withholding tax on vested shares	(9)	(6)
Net cash from (used in) financing activities	147	(260)
Effect of changes in exchange rates	(4)	(3)
Net cash increase (decrease)	743	(807)
Cash, cash equivalents and restricted cash at beginning of the period	3,006	2,607
Cash, cash equivalents and restricted cash at end of the period	3,749	1,800

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the "Company") is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on April 3, its second quarter ended on July 3, its third quarter will end on October 2, and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2020. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.

The accompanying unaudited interim consolidated financial statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on February 24, 2021.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,
•

valuation at fair value of assets acquired, including intangibles, goodwill, investments and tangible assets, and liabilities assumed, including deferred and contingent consideration on business acquisitions,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on long-lived assets,
•	assumptions used in measuring expected credit losses and impairment charges on financial assets,
•	recognition and measurement of restructuring charges and other exit costs,
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits,
•	allocation between debt and equity of the various components of an issued, or settled, hybrid instrument and measurement at fair value of the liability component based on the income approach, and
•

determination of the income tax expense estimated on the basis of the projected taxable amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. COVID-19 pandemic did not result in significant impacts on these estimates. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

In March 2020, the FASB provided optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The reference rate reform is expected to result in the discontinuance of LIBOR and certain other interest rate indexes at the end of 2021. The transition away from those rates may impact the valuation and measurement of debt instruments, derivatives and other contracts with payments based on those rates, as existing contracts will be modified. These contractual modifications may have accounting implications on the measurement of contracts referring to those rates and on existing hedging transactions on which hedge accounting is applied. The guidance provides relief through optional exemptions on the transition to new reference rates. One optional exemption is to account for a modified contract as a continuation of an existing contract without performing a detailed analysis. Other exemptions are permitted on hedge accounting in order to avoid discontinuance of existing hedge accounting transactions due to the modification of critical terms in the hedge relationship. The guidance is effective from March 12, 2020 through December 31, 2022. The Company will apply the first optional exemption described above on outstanding debt and other contracts for which the change in reference rates will imply a modification of existing contractual terms. The Company does not expect to be further impacted by the reference rate reform as it does not report any hedging relationship (e.g, hedge of debt instruments) that are directly affected by the interest rate benchmark reform.

In August 2020, the FASB issued new guidance on distinguishing liabilities from equity and EPS, to simplify accounting for issued convertible instruments, by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20 that require separate accounting for embedded conversion features. The guidance also simplifies the settlement assessment that issuers perform to determine whether a contract in their own equity qualifies for equity classification. Finally, the guidance requires entities to use in the calculation of the diluted EPS the if-converted method for all convertible instruments and to include the effect of share settlement for instruments that may be settled in cash or shares. The new guidance is effective for public companies for annual periods beginning after December 15, 2021, with early adoption permitted in fiscal years beginning after December 15, 2020. The guidance can be adopted either on a full retrospective basis or by applying the modified retrospective approach, with the impact upon transition recorded in retained earnings for existing instruments outstanding as at the adoption date. The Company is currently assessing the impact the new guidance will have on its consolidated financial statements, as Tranche B senior unsecured convertible bonds issued on July 3, 2017 and the dual-tranche senior unsecured convertible bonds issued on August 4, 2020 are convertible instruments with cash conversion features in the scope of the new guidance. The Company will adopt the new guidance when effective by applying the modified retrospective method on instruments outstanding as at January 1, 2022.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Research and development funding	43	29	84	60
Exchange gain (loss), net	1	1	3	4
Phase-out and start-up costs	—	(2)	—	(7)
Patent costs	(1)	(2)	(3)	(3)
Gain on sale of non-current assets	3	1	3	12
COVID-19 incremental costs	(4)	(15)	(9)	(17)
Other, net	—	—	(2)	(1)
Total	42	12	76	48

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research, development and other innovation programs is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Exchange gains and losses, net, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges and which have a cash flow effect related to operating transactions, as described in Note 28.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

During the first six months of 2021, the Company sold certain non-strategic assets, which generated a gain of $3 million.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers, and other expenses related to sanitary measures undertaken to protect employees during the COVID-19 pandemic.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

The Company did not incur any significant impairment, restructuring charges and other related closure costs in the first half of 2021.

In the first half of 2020, the Company recorded $9 million of impairment, restructuring charges and other related closure costs, mainly composed of $5 million restructuring charges in association with the restructuring plan in Bouskoura, Morocco, and $4 million consisting of impairment of licenses with no alternative future use.

Provisions for restructuring charges and other related closure costs as at July 3, 2021 are summarized as follows:

	Set-top Box restructuring plan	Total
Provision as at December 31, 2020	4	4
Amounts paid	(1)	(1)
Adjustment for unused provision	(2)	(2)
Provision as at July 3, 2021	1	1

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review affecting approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America.

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Since inception, restructuring charges, totaling $130 million, were incurred. The plan was substantially completed in 2018 in all locations. The Company still incurs payments related to the voluntary plan in France.

•	Bouskoura restructuring plan

In 2019, management committed to a restructuring plan impacting its back-end activities. A voluntary plan involving a reduction in force representing approximately 150 employees was announced in Bouskoura, Morocco, in December 2019, in compliance with local legislation. The Company recorded a restructuring charge of $8 million since inception, including $5 million recorded in the first half of 2020, corresponding to the voluntary termination benefits to be paid to employees who signed the offer for voluntary leave in 2020.

8.	Interest Expense, Net

Interest expense, net consisted of the following:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Income	5	9	9	22
Expense	(13)	(13)	(25)	(25)
Total	(8)	(4)	(16)	(3)

Interest income is related to the cash and cash equivalents, short-term deposits and marketable securities held by the Company.

Interest expense recorded in the first half of 2021 included a charge of $11 million on the senior unsecured convertible bonds issued on July 3, 2017 and a charge of $11 million on the senior unsecured convertible bonds issued on August 4, 2020, mainly resulting from the non-cash accretion of the discount on the liability component. Convertible debt is further described in Note 22.

Interest expense also includes charges related to the banking fees and the sale of trade and other receivables, if any.

9.	Income Taxes

Income tax expense is as follows:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Income tax expense	(65)	(8)	(131)	(47)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected yearly income tax expense on an interim basis. The Company registered an income tax expense of $65 million and $131 million during the second quarter and first half of 2021, respectively, reflecting the estimated annual effective tax rate in each of its jurisdictions, applied to the first half of 2021 consolidated income before income taxes.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in assessing whether the tax benefit must be recognized. The second step consists in measuring the amount of tax benefit to be recognized on each uncertain tax position. In step one, only tax positions with a sustainability threshold higher than 50% are recognized. In step two, the Company determines the amount of recognizable tax benefit. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authorities.

10.	Earnings per Share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to unvested shares granted and stock used in the settlement of convertible debt.

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020

Basic EPS

Net income attributable to parent company	412	90	776	282
Weighted average number of shares outstanding	901,032,915	888,446,513	902,214,804	889,191,532

Basic EPS	0.46	0.10	0.86	0.31

Diluted EPS
Net income attributable to parent company	412	90	776	282

Weighted average number of shares outstanding	901,032,915	888,446,513	902,214,804	889,191,532
Dilutive effect of stock awards	9,956,953	10,525,174	10,415,975	10,468,944
Dilutive effect of convertible bonds	16,409,667	12,149,401	16,839,099	14,246,841
Number of shares used in calculating diluted EPS	927,399,535	911,121,088	929,469,878	913,907,317

Diluted EPS	0.44	0.10	0.84	0.31

The Company applies the treasury method to determine the dilutive effect of convertible bonds as past experience, existing stated policies and the contractual terms of the bonds provide a reasonable basis to expect that the settlement will include cash, shares or a mix of both. There was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the second quarter and first half of 2021, since the conversion features were out-of-the-money. The dilutive effect of convertible bonds presented in the table above is related to the senior unsecured convertible bonds issued on July 3, 2017, for which the average stock market price exceeds the $20.54 conversion price. Based on the stock price measured as at July 3, 2021 ($37.22), the consideration transferred to bondholders of the Tranche B of the convertible bonds issued on July 3, 2017, if converted, would exceed the $750 million principal amount by $609 million.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the Company’s stockholders by component, net of tax, for the six months ended July 3, 2021:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2020	61	1	(231)	849	680
Cumulative tax impact	(8)	—	51	—	43
December 31, 2020, net of tax	53	1	(180)	849	723
OCI before reclassifications	(43)	(1)	—	(88)	(132)
Amounts reclassified from AOCI	(36)	—	6	—	(30)
OCI for the three months ended July 3, 2021	(79)	(1)	6	(88)	(162)
Cumulative tax impact	10	—	—	—	10
OCI for the three months ended July 3, 2021, net of tax	(69)	(1)	6	(88)	(152)
July 3, 2021	(18)	—	(225)	761	518
Cumulative tax impact	2	—	51	—	53
July 3, 2021, net of tax	(16)	—	(174)	761	571

Items reclassified out of Accumulated Other Comprehensive Income for the six months period ended July 3, 2021 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	23	Cost of sales
Foreign exchange derivative contracts	3	Selling, general and administrative
Foreign exchange derivative contracts	10	Research and development
	(5)	Income tax benefit (expense)
	31	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(6)	Other components of pension benefit costs(1)
	—	Income tax benefit (expense)
	(6)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	25	Net of tax

(1)These items are included in the computation of net periodic pension cost, as described in Note 23.

12.	Short-Term Deposits and Marketable Securities

To optimize the return yield on its short-term investments, the Company invested $500 million of available cash in short-term deposits as at July 3, 2021. These short-term deposits represent cash equivalents with original maturity beyond three months and no significant risk of changes in fair value.

Changes in the balance of marketable securities during the first half of 2021 are detailed in the table below:

	December 31, 2020	Purchase	Proceeds at maturity	Change in fair value included in OCI*	July 3, 2021
U.S. Treasury debt securities	133	—	(132)	(1)	—
Total	133	—	(132)	(1)	—

* Other Comprehensive Income

During the second quarter of 2021, marketable securities held by the Company, which consisted of U.S. Treasury Bonds classified as available-for-sale, reached maturity. Proceeds from matured marketable securities totaled $132 million and were reported in the line “Proceeds from matured marketable securities” in the consolidated statement of cash flows for the six months ended July 3, 2021.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at	As at
	July 3, 2021	December 31, 2020
Trade accounts receivable	1,588	1,481
Current expected credit losses allowance ("CECLA")	(17)	(16)
Total	1,571	1,465

The Company uses a lifetime expected losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable.

CECLA also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied on trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions. These scenarios range from upside scenario (above-trend economic growth) to severe downside (recession).

On that basis, the changes in reported CECLA for the period ended July 3, 2021 are presented below:

Six Months Ended
July 3, 2021
CECLA as at December 31, 2020	(16)
Current-period adjustment to CECLA	(1)
CECLA as at July 3, 2021	(17)

14.	Inventories

Inventories consisted of the following:

	July 3, 2021	December 31, 2020
Raw materials	201	175
Work-in-process	1,192	1,120
Finished products	577	546
Total	1,970	1,841

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

15.	Business Combinations

In the first half of 2020, the Company closed the acquisition of French Gallium Nitride (GaN) innovator Exagan. Exagan’s expertise in epitaxy, product development and application know-how broaden and accelerate ST’s power GaN roadmap and business for automotive, industrial and consumer applications. The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment.

In the second half of 2020, the Company closed the acquisitions of the entire share capital of Ultra-wideband specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of SOMOS. With these acquisitions, the Company further strengthens its offer for wireless connectivity in the roadmap for STM32 microcontrollers and secure MCUs. The activities of these businesses are included in the Microcontrollers and Digital ICs Group (MDG) reportable segment.

In 2020, the Company also completed another minor acquisition in the Microcontrollers and Digital ICs Group (MDG) reportable segment. This acquisition has also been accounted for as a business combination.

In the first half of 2021, the purchase price allocation of the above business acquisitions was finalized and resulted in the recognition of $1 million related to a defined benefit pension obligation, with the corresponding increase in goodwill. The fair value of the identifiable assets acquired and liabilities assumed was as follows:

	Fair value recognized at acquisition date	Measurement period adjustments	Fair value recognized as a result of acquisition
Property, plant and equipment	1	—	1
Technologies & licenses	108	—	108
Technologies in progress	10	—	10
Other intangible assets	2	—	2
Deferred tax assets	5	—	5
Deferred tax liabilities	(18)	—	(18)
Net working capital	(4)	(1)	(5)
Goodwill(1)	135	1	136
Total net assets at fair value	239	—	239
Purchase consideration	239	—	239
(1)

The items that generated goodwill are workforce, synergies, future products and access to new markets. The goodwill is allocated to the ADG and MDG reportable segments as described in Note 16. An amount of $45 million of goodwill was estimated to be tax deductible.

At the acquisition date, the total consideration transferred in relation to the business acquisitions concluded in 2020 consisted of cash paid of $104 million, before cash acquired of $1 million, deferred consideration of $18 million and contingent consideration of $117 million. The fair value of the consideration transferred was determined by the Company with the assistance of a third party as part of the purchase price allocation. The contingent consideration comprised variable payment components contingent upon meeting certain financial and/or technical targets by the acquired businesses. The fair value measurement of the acquisition-date contingent consideration was based on the probability that the milestones defining the variable components of the consideration will be achieved and was estimated by calculating the present value of the future expected cash flows. The estimates were based on discount rates ranging between 1.55% and 4.07%, reflecting the term-specific cost of debt plus, where appropriate, an additional risk premium.

Deferred and contingent consideration recognized on business combinations amounted to $140 million as at July 3, 2021. The Level 3 fair value measurement of, and changes in, the contingent consideration are further described in Note 29.

16.	Goodwill

Goodwill allocated to reportable segments as at July 3, 2021, and December 31, 2020, and changes in the carrying amount of goodwill during the first half of 2021 were as follows:

	Automotive and Discrete Group (ADG)	Analog, MEMS & Sensors Group (AMS)	Microcontrollers and Digital ICs Group (MDG)	Total
December 31, 2020	91	2	237	330
Measurement period adjustment	—	—	1	1
Foreign currency translation	(4)	—	(5)	(9)
July 3, 2021	87	2	233	322

17.	Other Intangible Assets, net

Other intangible assets, net consisted of the following:

July 3, 2021	Gross Value	Accumulated Depreciation	Net Book Value
Technologies & licenses	954	(653)	301
Purchased & internally developed software	558	(472)	86
Technologies in progress	53	—	53
Other intangible assets	72	(70)	2
Total	1,637	(1,195)	442

December 31, 2020	Gross Value	Accumulated Depreciation	Net Book Value
Technologies & licenses	934	(623)	311
Purchased & internally developed software	537	(461)	76
Technologies in progress	56	—	56
Other intangible assets	72	(70)	2
Total	1,599	(1,154)	445

The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for use.

Amortization expense was $46 million and $37 million for the first half of 2021 and 2020, respectively.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2021	58
2022	95
2023	76
2024	60
2025	41
Thereafter	112
Total	442

18.	Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following:

July 3, 2021	Gross Value	Accumulated Depreciation	Net Book Value
Land	84	—	84
Buildings	975	(566)	409
Facilities & leasehold improvements	3,517	(2,994)	523
Machinery and equipment	16,870	(13,855)	3,015
Computer and R&D equipment	404	(345)	59
Operating lease right-of-use assets	300	(106)	194
Other tangible assets	121	(98)	23
Construction in progress	730	—	730
Total	23,001	(17,964)	5,037

December 31, 2020	Gross Value	Accumulated Depreciation	Net Book Value
Land	86	—	86
Buildings	995	(567)	428
Facilities & leasehold improvements	3,545	(3,038)	507
Machinery and equipment	16,689	(13,859)	2,830
Computer and R&D equipment	402	(347)	55
Operating lease right-of-use assets	290	(99)	191
Other tangible assets	118	(99)	19
Construction in progress	480	—	480
Total	22,605	(18,009)	4,596

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating and not ready for their intended use.

The depreciation charge was $468 million and $397 million for the first half of 2021 and 2020, respectively.

19.	Leases

As at July 3, 2021 and December 31, 2020, finance lease right-of-use assets were less than $1 million. The below information is presented for operating leases only.

Operating leases consisted of the following:

	As at	As at
	July 3, 2021	December 31, 2020
Assets
Right-of-use assets	194	191
Total right-of-use assets	194	191

Lease liabilities
Current	54	54
Non-current	142	142
Total lease liabilities	196	196

Maturities of operating lease liabilities are as follows:

	As at	As at
	July 3, 2021	December 31, 2020
2021	30	58
2022	52	44
2023	39	32
2024	26	21
2025	15	13
Thereafter	81	76
Total future undiscounted cash outflows	243	244
Effect of discounting	(47)	(48)
Total lease liabilities	196	196

Operating lease term and discount rate are as follows:

	As at	As at
	July 3, 2021	December 31, 2020
Weighted average remaining lease term (in years)	8.90	9.01
Weighted average discount rate	2.74%	2.71%

Operating lease cost and cash paid for the first half of 2021 and 2020 are as follows:

	Six Months Ended
	July 3, 2021	June 27, 2020
Operating lease cost	34	32
Operating lease cash paid	33	32

Right-of-use assets obtained in exchange for new operating lease liabilities in the first half of 2021 and 2020 are as follows:

	Six Months Ended
	July 3, 2021	June 27, 2020
Operating leases	38	12

20.	Long-Term Investments

	As at	As at
	July 3, 2021	December 31, 2020
Long-term investments	10	10
Total	10	10

Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost method as a measurement alternative. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified DNP as a VIE but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around creation of masks and development of high level mask technology. The Company does not have the power to direct these activities. The Company’s current maximum exposure to losses as a result of its involvement with DNP is limited to its investment. The Company has not provided additional financial support in the first half of 2021 and currently has no requirement or intent to provide further financial support to DNP.

21.	Other Non-Current Assets

Other non-current assets consisted of the following:

	As at	As at
	July 3, 2021	December 31, 2020
Equity securities	27	25
Long-term State receivables	469	623
Deposits and other non-current assets	80	76
Total	576	724

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research, development, innovation, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

During the first half of 2021 and 2020, the Company entered into a factoring transaction to accelerate the realization in cash of certain long-term receivables. As at July 3, 2021, $118 million of these receivables were sold without recourse, with a financial cost of less than $1 million, as compared to $95 million receivables sold without recourse in the year-ago period, with a financial cost of less than $1 million.

The major portion of other non-current assets to which the expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as at July 3, 2021, and December 31, 2020. Other non-current assets presented in the table above on the line "Deposits and other non-current assets" are composed of individually insignificant amounts not deemed to have exposure of default. Consequently, no significant loss allowance was reported on other non-current assets at reporting date.

22. Financial Debt

Financial debt consisted of the following:

	As at	As at
	July 3, 2021	December 31, 2020
Funding program loans from European Investment Bank:
0.73% due 2021, floating interest rate at Libor + 0.525%	30	30
0.75% due 2021, floating interest rate at Libor + 0.572%	29	29
0.08% due 2028, floating interest rate at Euribor + 0.589%	241	250
0.03% due 2029, floating interest rate at Euribor + 0.564%	232	270
0.06% due 2031, floating interest rate at Euribor + 0.583%	396	—
Credit Facility from Cassa Depositi e Prestiti SpA
0.17% due 2027, floating interest rate at Euribor + 0.690%	177	—
Dual tranche senior unsecured convertible bonds
0.25% due 2024 (Tranche B)	685	674
Zero-coupon due 2025 (Tranche A)	708	703
Zero-coupon due 2027 (Tranche B)	667	661
Other funding program loans:
0.48% (weighted average), due 2021-2028, fixed interest rate	3	4
Total long-term debt	3,168	2,621
Less current portion	(872)	(795)
Total long-term debt, less current portion	2,296	1,826

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds, while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price is $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in equity as the value of the conversion features of the instruments.

The call option available to the Company for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on Tranche A. The Company elected to net share settle the bonds and redeemed through cash the $750 million principal amount, settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was completed as at October 1, 2020.

In the second quarter of 2021, the Company released an optional redemption notice to inform bondholders of its intention to early redeem the Tranche B bonds on July 26, 2021. As a consequence, all bondholders have exercised their conversion rights as at July 9, 2021. Each conversion will follow the process defined in the original terms and conditions of the convertible bonds, which will determine the actual consideration to be transferred to the bondholders, either in cash, shares, or a mix of both, depending on the settlement basis the Company elects for each conversion. No conversions were effectively settled as at the end of the second quarter of 2021. The settlement will consequently be reported in the third quarter of 2021, when the consideration is measured and transferred to the bondholders. The liability component of Tranche B was classified as short-term debt on the consolidated balance sheet as at July 3, 2021 and December 31, 2020.

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price is $43.62 for Tranche A equivalent to a 47.5% conversion premium at issuance and $45.10 for Tranche B, equivalent to a 52.5% conversion premium at issuance. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond ($200,000 par value) and an equivalent of 4,435 shares per each Tranche B bond ($200,000 par value). The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect and was estimated by calculating the net present value of cash flows using a discount rate of 1.30% and 1.85%, respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $215 million, before $1 million issuance costs allocated to the equity component, and $30 million deferred tax effect, was recorded in equity as the value of the conversion features of the instruments.

Unamortized debt discount and issuance costs on the issued convertible debt totaled $191 million as at July 3, 2021. As at July 3, 2021, the Company stock price had exceeded the conversion price of Tranche B of the senior unsecured convertible bonds issued on July 3, 2017 and had not exceeded the conversion price of the senior unsecured convertible bonds issued on August 4, 2020.

In 2020, the Company signed a long-term credit facility with the European Investment Bank (“EIB”) for a total of €500 million. Out of the €500 million undrawn as at December 31, 2020, an amount of €335 million was drawn in February 2021 corresponding to $393 million outstanding as at July 3, 2021 and the remaining undrawn portion of €165 million will be drawn in the third quarter of 2021.

In June 2021, the Company signed a new Facility Agreement with Cassa Depositi e Prestiti SpA for an amount of €150 million, fully drawn in Euros, of which $177 million was outstanding as at July 3, 2021.

The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $772 million as at July 3, 2021.

23.	Post-Employment and Other Long-Term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employee benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses December 31 as measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if the amounts were immediately due as at July 3, 2021, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Service cost	(9)	(8)	(18)	(15)
Interest cost	(6)	(5)	(11)	(10)
Expected return on plan assets	6	6	12	11
Amortization of actuarial net (loss) gain	(3)	(3)	(6)	(6)
Settlements	—	(1)	—	(1)
Net periodic benefit cost (1)	(12)	(11)	(23)	(21)

(1)

Defined benefit plan expense components other than service cost, representing $5 million and $6 million in the first six months of 2021 and 2020, respectively, were recognized outside operating income in “Other components of pension benefit costs” in the consolidated statements of income. Service cost was recognized within operating income.

	Other long-term benefits		Other long-term benefits
	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Service cost	(1)	(1)	(2)	(2)
Interest cost	—	—	—	(1)
Net periodic benefit cost	(1)	(1)	(2)	(3)

Employer contributions paid and expected to be paid in 2021 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2020.

24.	Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	As at	As at
	July 3, 2021	December 31, 2020
Non-current operating lease liabilities	142	142
Contingent consideration on business combinations	114	123
Deferred consideration	20	20
Other long-term employee benefits	96	97
Long-term liability related to public funding	40	42
Others	61	64
Total	473	488

Lease liabilities are further described in Note 19. Deferred and contingent consideration related to business acquisitions are further described in Note 15 and Note 29.

25.	Dividends

The Annual General Meeting of Shareholders held on May 27, 2021 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022. An amount of $48 million corresponding to the first installment was paid during the second quarter of 2021. The remaining portion of the first installment and the $0.18 per share cash dividend corresponding to the last three installments totaled $168 million and were reported in the line “Dividends payable to stockholders” in the consolidated balance sheet as at July 3, 2021.

The Annual General Meeting of Shareholders held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021. An amount of $37 million corresponding to the first installment, $38 million corresponding to the second installment and $34 million corresponding to the third installment were paid as at December 31, 2020, of which an amount of $31 million was paid in the first half of 2020. The remaining portion of the third installment amounting to $4 million and the fourth installment of $38 million were paid in the first half of 2021.

The Annual General Meeting of Shareholders held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020. An amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $48 million corresponding to the third installment were paid as at December 31, 2019. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first half of 2020.

26.	Shareholder’ Equity

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at July 3, 2021, the number of shares of common stock issued was 911,264,420 shares (911,239,420 as at December 31, 2020).

As at July 3, 2021, the number of shares of common stock outstanding was 903,271,713 (905,415,002 as at December 31, 2020).

As at July 3, 2021, the Company owned 7,992,707 shares classified as treasury stock in the consolidated statement of equity compared to 5,824,418 shares as at December 31, 2020.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. As at July 3, 2021, 66,567,767 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 6,083,169 were transferred in the first half of 2021.

During the first half of 2021, the Company also repurchased approximately 8.3 million shares of its common stock for a total of $313 million under the share buy-back program announced on November 5, 2018.

On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a 3-year period. The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock for the purpose of meeting the Company’s obligations in relation to its employee stock award plans and to support the potential settlement of its outstanding convertible debt.

27.	Contingencies, Claims and Legal Proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to these customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As at July 3, 2021 provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

28.	Derivative Instruments and Risk Management

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at July 3, 2021, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	290	452
Currency collars	255	382

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	163

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

Credit risk

The expected credit loss and impairment methodology applied on each category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the expected credit loss model, the identified expected credit loss is deemed to be immaterial. The maximum exposure for all financial assets is their carrying amount.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the level of the Group. The Company selects banks and/or financial institutions that operate with the Company based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The Company’s investments in instruments carried at amortized cost primarily include receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk and is individually not significant. The credit ratings of the investments are monitored for credit deterioration.

Other market risk

For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at July 3, 2021 and December 31, 2020 is presented in the tables below:

		As at	As at
		July 3, 2021	December 31, 2020
Asset Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	40
Currency collars	Other current assets	—	15
Total derivatives designated as a hedge:		1	55
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	10
Total derivatives not designated as a hedge:		1	10
Total Derivatives		2	65

		As at	As at
		July 3, 2021	December 31, 2020
Liability Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(16)	—
Currency collars	Other payables and accrued liabilities	(6)	—
Total derivatives designated as a hedge:		(22)	—
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(3)	(2)
Total derivatives not designated as a hedge:		(3)	(2)
Total Derivatives		(25)	(2)

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented liabilities for a net amount of $6 million (composed of $1 million asset net of a $7 million liability) as at July 3, 2021. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the consolidated balance sheets, and represent total assets of $2 million and total liabilities of $19 million as at July 3, 2021.

The effect on the consolidated statements of income for the three and six months ended July 3, 2021 and June 27, 2020, respectively, and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the consolidated statements of equity as at July 3, 2021 and December 31, 2020 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three Months Ended		Six Months Ended
	July 3, 2021	December 31, 2020		July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Foreign exchange forward contracts	(7)	29	Cost of sales	8	(10)	18	(13)
Foreign exchange forward contracts	(1)	3	Selling, general and administrative	1	—	2	(1)
Foreign exchange forward contracts	(4)	11	Research and development	3	(2)	7	(4)
Currency collars	(3)	11	Cost of sales	1	(3)	5	(4)
Currency collars	(1)	1	Selling, general and administrative	—	(1)	1	(1)
Currency collars	(2)	6	Research and development	—	(1)	3	(2)
Total	(18)	61	Total	13	(17)	36	(25)

A total $18 million loss deferred as at July 3, 2021 in AOCI is expected to be reclassified to earnings within the next twelve months.

No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first six months of 2021 and 2020. No ineffectiveness is to be reported on hedge transactions outstanding as at July 3, 2021.

The effect on the consolidated statements of income for the three and six months ended July 3, 2021 and June 27, 2020 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		Three Months Ended		Six Months Ended
		July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Foreign exchange forward contracts	Other income and expenses, net	(8)	(8)	10	(7)
Total		(8)	(8)	10	(7)

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

29.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at July 3, 2021:

		Fair Value Measurements using
	July 3, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Short-term deposits	500	500	—	—
Equity securities measured at fair value through earnings	27	27	—	—
Derivative assets designated as cash flow hedge	1	—	1	—
Derivative assets not designated as cash flow hedge	1	—	1	—
Derivative liabilities designated as cash flow hedge	(22)	—	(22)	—
Derivative liabilities not designated as cash flow hedge	(3)	—	(3)	—
Contingent consideration on business acquisitions	(120)	—	—	(120)
Total	384	527	(23)	(120)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2020:

		Fair Value Measurements using
	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	133	133	—	—
Short-term deposits	581	581	—	—
Equity securities measured at fair value through earnings	25	25	—	—
Derivative assets designated as cash flow hedge	55	—	55	—
Derivative assets not designated as cash flow hedge	10	—	10	—
Derivative liabilities not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration on business acquisitions	(123)	—	—	(123)
Total	679	739	63	(123)

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2021 and July 3, 2021 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2021	123
Changes in fair value measurement	1
Currency translation adjustment	(4)
July 3, 2021	120

Contingent consideration reported as noncurrent liabilities on the consolidated balance sheets as at July 3, 2021 and December 31, 2020 is based on the probability that the milestones defining the variable components of the consideration will be achieved.

No asset (liability) was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at June 27, 2020.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at July 3, 2021 and June 27, 2020, respectively.

In 2020, the Company closed the acquisition of French Gallium Nitride (GaN) innovator Exagan and the acquisitions of the entire share capital of Ultra-wideband specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of Somos, as detailed in Note 15. For these acquisitions, the purchase price allocation on the assets acquired and liabilities assumed, measured at fair value, was determined by the Company with the assistance of an independent third party. This corresponded to a Level 3 fair value measurement hierarchy. The main assets that were identified separately corresponded to technologies and amounted to $118 million. The fair value of the intangible assets was determined using the multi-period excess earnings method, consisting in discounting at a discount rate, which approximates 9%, the future earnings attributable to the asset.

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect and was estimated by calculating the present value of cash flows using a discount rate of 1.30% and 1.85%, respectively, on each tranche. These applied discount rates were determined to be consistent with the market rates at the time for similar instruments with no conversion rights.

Further description on the senior unsecured convertible bonds issued by the Company is provided in Note 22.

The following table includes additional fair value information on other financial assets and liabilities as at July 3, 2021 and December 31, 2020:

		As at		As at
		July 3, 2021		December 31, 2020
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	3,214	3,214	2,637	2,637
Short-term deposits	1	500	500	581	581
Long-term debt
- Bank loans (including current portion)	2	1,108	1,108	583	583
- Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)(2)	1	685	1,357	674	1,359
- Senior unsecured convertible bonds issued on August 4, 2020(3)	1	1,375	1,828	1,364	1,835

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of Tranche B senior unsecured convertible bonds issued on July 3, 2017, as reported above, corresponds to the liability component only, since, at initial recognition, the value of the equity instrument embedded in the issued convertible bonds was recorded directly in equity. The initial recognition and subsequent measurements of the convertible bonds are further described in Note 22. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.
(3)

The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020, as reported above, corresponds to the liability component only, since, at initial recognition, an amount of $215 million before allocation of issuance costs and deferred tax effect was recorded directly in equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 22. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.

The Company did not report securities that were in an unrealized loss position as at July 3, 2021 and December 31, 2020.

The methodologies used to estimate fair value are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements
Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

30.	Revenues
30.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 31.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

30.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 31. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Net revenues by geographical region of shipment(1)
EMEA	643	386	1,270	885
Americas	378	247	753	531
Asia Pacific	1,971	1,454	3,985	2,902
Total revenues	2,992	2,087	6,008	4,318
Net revenues by nature
Revenues from sale of products	2,944	2,060	5,899	4,257
Revenues from sale of services	41	24	96	55
Other revenues	7	3	13	6
Total revenues	2,992	2,087	6,008	4,318
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,908	1,379	3,937	3,050
Distribution	1,084	708	2,071	1,268
Total revenues	2,992	2,087	6,008	4,318

(1)

Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.

30.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

31.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, R&D grants are allocated to the Company’s segments proportionally to the R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Automotive and Discrete Group (ADG)	1,077	727	2,119	1,480
Analog, MEMS and Sensors Group (AMS)	1,013	624	2,096	1,476
Microcontrollers and Digital ICs Group (MDG)	897	733	1,783	1,356
Total net revenues of product segments	2,987	2,084	5,998	4,312
Others	5	3	10	6
Total consolidated net revenues	2,992	2,087	6,008	4,318

Operating income by reportable segment:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Automotive and Discrete Group (ADG)	102	16	188	39
Analog, MEMS and Sensors Group (AMS)	189	56	376	233
Microcontrollers and Digital ICs Group (MDG)	206	117	377	188
Total operating income of product segments	497	189	941	460
Others(1)	(8)	(83)	(12)	(123)
Total consolidated operating income	489	106	929	337

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

Reconciliation of operating income by segment to total consolidated operating income:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Total operating income of segments	497	189	941	460
Impairment, restructuring charges and other related closure costs	2	(4)	2	(9)
Unused capacity charges	—	(64)	(2)	(98)
Other unallocated manufacturing results	(6)	(11)	(1)	(15)
Gain on sale of non-current assets	1	—	1	10
Strategic and other research and development programs and other non-allocated provisions(1)	(5)	(4)	(12)	(11)
Total operating loss Others	(8)	(83)	(12)	(123)
Total consolidated operating income	489	106	929	337

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 5, 2021	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board